Roy W. Tucker
 PHONE: (503) 727-2044
 FAX: (503) 346-2044
 EMAIL: RTucker@perkinscoie.com

July 27, 2008

Mark P. Shuman, Branch Chief—Legal
Securities and Exchange Commission
Mail Stop 4561
One Station Place
100 First Street, N.E.
Washington, D.C. 20249

  Re:
  DMRC Corporation
  Registration Statement on Form 10
  Filed June 23, 2008
  File No. 001-34108

Dear Mr. Shuman:

        This letter is in response to Comment 1 from the staff's letter dated July 24, 2008 relating to the above-referenced Registration Statement. For your convenience, we have set forth Comment 1 below in italicized, bold type.

General

1.
Please provide us with your analysis of why you have concluded that the transaction you propose does not involve an offer and sale of DMRC Corporation shares that should be registered under Section 5 of the Securities Act. In your response, please discuss the impact of the separation-spinoff condition to the tender offer by L-1 tender offer. Provide your views regarding whether the tender of shares of Digimarc in a transaction that will result in the spinoff of DMRC (if a minimum tender condition is met) should be viewed as the offer and sale of DMRC shares.

        We believe that the transactions proposed by Digimarc Corporation ("Digimarc") and DMRC Corporation ("DMRC"), including the transfer of interests in DMRC LLC into a liquidating trust and the subsequent distribution to Digimarc's stockholders of shares in DMRC upon the effectiveness of the Registration Statement on Form 10, do not give rise to an offer or sale within the meaning of Section 2(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") and do not require registration under Section 5 of the Securities Act.

        The Digimarc stockholders will not pay any consideration, or make any election, in connection with the receipt of the liquidating trust beneficial interests or the distribution of the DMRC shares upon effectiveness of the Registration Statement on Form 10. Our conclusion is not affected by the fact that the spin-off is a condition to the obligation of L-1 Identity Solutions, Inc. ("L-1") to close its pending tender offer, which is currently scheduled to expire at midnight on August 1, 2008. In addition, we do not regard the tender of shares by Digimarc stockholders pursuant to the tender offer, or the acceptance of tendered shares by L-1, to be a direct or indirect offer or sale of DMRC shares, notwithstanding that L-1's obligation to accept the tendered shares is conditioned upon the spin-off occurring.

        The Staff has granted multiple no-action requests where registration pursuant to Section 5 of the Securities Act is not contemplated for spin-off distributions to a parent company's stockholders concurrently with, and in many cases as a condition to, a business combination involving the parent. See Providian Corp. (pub. avail., April 21 1997), Ralcorp Holdings, Inc. (pub. avail., December 27, 1996) ("Ralcorp"), Piedmont Management Co. (pub. avail., November 17, 1995), AMAX Inc. (pub. avail., August 27, 1993), Grasso Corporation (pub. avail., August 20, 1993), Summit Energy, Incorporated (pub. avail., March 29, 1988) ("Summit"), NUI Corporation (pub. avail., March 22, 1988) ("NUI"). Summit, NUI and Ralcorp each involved stockholder votes with respect to the spin-off, as well as the business combination. Similar no-action letters have, like the proposed transaction with L-1, contemplated a first-step tender offer and concurrent spin-off. See Loral Corp. (pub. avail., April 15, 1996), McKesson Corporation (pub avail., September 23, 1994), Ramada Inc. (pub. avail, May 31, 1989), Kidde, Inc. (pub. avail., September 28, 1987), John Blair & Co. (pub. avail., August 28, 1986) ("John Blair"). Finally, several of the no-action letters contemplated initial transfer of the shares of the spun-off entity to a trust, with an active trading market being established only after the distribution of the underlying shares to the parent's stockholders. See John Blair, Summit, Aerovox Incorporated (pub. avail., September 29, 1989).

        At least one no-action letter recited facts almost identical to our current circumstances. In John Blair, the issuer (Blair) was being acquired pursuant to a consensual tender offer. The terms of the agreement between Blair and the offeror called for a pro rata spin-off to Blair shareholders of a majority of the shares of a subsidiary, initially to a trust and following receipt of the no-action letter, to the Blair shareholders. In John Blair, the spun-off company planned to file a Form 10 prior to or concurrently with the distribution of its shares to the Blair shareholders. In John Blair and similar no-action letters, the following factors were emphasized:

  •
  The distribution was pro rata with no consideration being paid by the parent's stockholders.

  •
  The spin-off and related transactions had a legitimate business purpose and were not a vehicle to facilitate quick access to the trading market. The parent company was a reporting company and its financial information, including relevant information about the operations of the spun-off entity, had been made available to the public.

  •
  The parent company was a reporting company and its financial information, including relevant information about the operations of the spin-off entity, had been made available to the public.

  •
  The transaction was not a significant corporate restructuring involving the combination and restructuring of several companies. When a trust was used as an intermediate holding entity for the spun-off shares, interests in the trust were not certificated or transferable and there was no intention to create a trading market in the trust's interests, or the underlying shares, prior to registration of the underlying shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

  •
  Registration on Form 10 was intended to be effective prior to the distribution of the underlying shares to the parent's stockholders, and an information statement meeting the requirements of Schedule 14A or Schedule 14C, which provides substantially similar disclosure as a registration statement under the Securities Act, would be distributed to stockholders prior to or concurrently with the distribution.

        Each of these factors applies to our proposed transaction. In particular, the spin-off has a substantial business purpose unrelated to the desire to create a trading market in DMRC shares. Here, L-1's original proposal to acquire Digimarc's ID Systems business contemplated that the acquisition would not include Digimarc's Digital Watermarking business, and that the Digital Watermarking business would be spun-off to Digimarc's stockholders. We view it as meaningful that L-1's acquisition of the ID Systems business could have been structured as an asset sale by Digimarc but for certain advantages, including minimization of third party consent requirements, attendant to the proposed structure. Had the transaction been structured as an asset sale of the ID Systems business, the Digimarc stockholders would have had a single decision—effectively the same decision that they currently have—of whether to sell the ID Systems business. Under such circumstances, they would have continued to hold the Digital Watermarking business just as they do under the proposed transaction structure by virtue of the spin-off. Most of the executive officers and a majority of the existing board of directors of Digimarc will continue on as executive officers and directors, respectively, of DMRC, further demonstrating that the underlying substance of the transaction is a continuation of the existing Digital Watermarking business for the benefit of Digimarc's stockholders.

        Digimarc's Board of Directors had periodically discussed the possibility that the maximum stockholder value for the two parts of Digimarc's business might be realized by a separation of the ID Systems Business and the Digital Watermarking business like that contemplated in the proposed transactions. Digimarc's financial advisors had informed the Board that, like L-1, other potential acquirers would likely be interested in one or the other of Digimarc's two lines of business, but not both. As a result, when presented with L-1's offer, the Board concluded that the spin-off of the Digital Watermarking business to Digimarc stockholders as an independent public company would be the best way to secure the value of that business for the stockholders.

        We also note that the timing of the spin-off prior to, and as a condition to, the closing of the tender offer results from considerations that are unrelated to any desire to make the tender offer and the spin-off interconnected. Digimarc stockholders of record on the record date for the spin-off will receive DMRC shares in the ultimate distribution of those shares regardless of whether they tender into the offer. L-1 and its financing sources for the acquisition insisted on completion of the spin-off prior to closing on the tender offer because, among other reasons, they had not performed a diligence review of the Digital Watermarking business and did not want to assume any risks associated with that business. Likewise, Digimarc viewed it as untenable to have L-1 controlling DMRC for even a relatively short period of time as would have resulted if L-1 had been permitted to close on the tender offer and thereby acquire control of Digimarc while DMRC remained a subsidiary of Digimarc. As a result, both parties to the acquisition considered it to be in their and their stockholders' best interests to complete the spin-off prior to the closing of the tender offer.

        From a policy perspective, we believe that we have also complied, and will comply, with the Staff's requirement in previous no-action letters that appropriate disclosures be provided to the stockholders regarding the business to be spun off. In addition to the historical information about the Digital Watermarking business included in Digimarc's public filings under the Securities Exchange Act of 1934, as amended, the Registration Statement on Form 10 and associated Information Statement are on file and available for review. Digimarc's management also issued a press release on July 6, 2008, and held a Regulation FD-compliant conference call on July 18, 2008 to provide information regarding DMRC and the Digital Watermarking business. Amendment No. 5 to Digimarc's 14D-9, relating to the tender offer, includes historical financial information as of and for the three years ended December 31, 2005, 2006 and 2007 and as of and for the three months ended March 31, 2007 and 2008 for DMRC as a stand-alone business. Prior to any distribution of DMRC shares to Digimarc's stockholders that will result in a trading market, the stockholders will receive an Information Statement meeting the requirements of Schedule 14C under the Exchange Act.

        Based upon the foregoing considerations, relevant statutory and case law, and prior guidance from the Staff, we believe that the proposed transfer of DMRC LLC interests to the trust and eventual distribution of the shares of DMRC common stock to Digimarc's stockholders following the effectiveness of the Registration Statement on Form 10 is not a sale within the meaning of Section 2(a)(3) of the Securities Act, and does not require registration pursuant to Section 5 of the Securities Act.

        We will supplementally provide to the staff a form of opinion letter with respect to the status of the spin-off under Section 2(a)(3) and Section 5 of the Securities Act.

        If you have any questions regarding the matters discussed above, please call the undersigned at 503.727-2044 or John Thomas at 503.727-2144.

Very truly yours,

/s/ ROY TUCKER Roy Tucker
cc:
Robert Chamness
John Thomas